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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                TCSI CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                     ROCKET ACQUISITION SUB, INC. (OFFEROR)
                    ROCKET SOFTWARE, INC. (PARENT OF OFFEROR)
                            (NAMES OF FILING PERSONS)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    87233R106
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JOHAN MAGNUSSON
                              ROCKET SOFTWARE, INC.
                               2 APPLE HILL DRIVE
                           NATICK, MASSACHUSETTS 01760
                                TEL: 508-652-2102
                                FAX: 508-652-4777
                 (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON
                        AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                 WITH COPIES TO:

          PETER M. MOLDAVE, ESQ.                    ROBERT S. TOWNSEND, ESQ.
      LUCASH, GESMER & UPDEGROVE LLP                  RUSSELL J. WOOD, ESQ.
              40 BROAD STREET                        MORRISON & FOERSTER LLP
       BOSTON, MASSACHUSETTS 02109                      425 MARKET STREET
         TELECOPIER: 617-350-6878                SAN FRANCISCO, CALIFORNIA 94965
                                                    TELECOPIER: (415) 268-7522

                            CALCULATION OF FILING FEE

   Transaction Valuation                                  Amount of Filing Fee
        Not Applicable                                        Not Applicable

     |_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

     |X| Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
       |_|      third-party tender offer subject to Rule 14d-1.
       |_|      issuer tender offer subject to Rule 13e-4.
       |_|      going-private transaction subject to Rule 13e-3.
       |_|      amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


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